SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of March 2011

List of Exhibits:

1. Press Release entitled “Case Launches Nine Alpha Series Skid Steers With Best-In-Class Horsepower, Breakout Force”

2. Press Release entitled “Case Introduces Alpha Series Compact Track Loaders”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

March 3, 2011

For Immediate Release

Contact:
Tom McLaughlin	Jane Cooper
262/636-7498	630/377-2555
thomas.mclaughlin@cnh.com	jcooper@cooperhong.com

CASE LAUNCHES NINE ALPHA SERIES SKID STEERS

WITH BEST-IN-CLASS HORSEPOWER, BREAKOUT FORCE

New Models Deliver Power, Economy, Comfort

LAS VEGAS, Nevada – (March 1, 2011) – Case Construction Equipment yesterday launched its new Alpha Series line of skid steers, introducing nine models. The new Case machines deliver best-in-class horsepower and breakout force.

The engines in the new Alpha Series skid steers range from 46 hp (34 kW) to 90 hp (67 kW), with rated operating capacities ranging from 1,300 lb (590 kg) in the new class-size SR130 to 3,000 lb (1360 kg) in the SV300.

“Case skid steers have always been known for power and productivity,” said Curtis Goettel, Case marketing manager. “Our new Case Alpha Series skid steers deliver industry-leading bucket breakout force—up to 8,585 pounds. When comparing 1,750-pound rated operating capacity machines, the industry’s highest-volume class, the Case SR175 has more than twice the bucket breakout force of the current best-selling model in this size class.”

The Alpha Series includes both radial-lift and vertical-lift models. The radial lift machines (designated with an R in the model name), are engineered for digging, prying and pushing, while the vertical lift models (designated with a V), excel on lift-and-carry applications. The Case Alpha Series includes six radial-lift skid steers, the SR130, SR150, SR175, SR200, SR220 and SR250, and three vertical-lift models, the SV185, SV250 and SV300.

(more)

Page Two / Case Launches Alpha Series Skid Steers

Comfortable cabs, larger fuel tanks

Improved visibility, operator comfort, climate management and operator controls define the new Case Alpha Series machines. To begin, the skid steer cabs are 25-percent larger—the widest in the industry. They feature a revolutionary ultra-narrow wire side-screen design that improves operator visibility. Plus, the glass surface was increased to provide 360-degree visibility.

“The spacious Alpha Series cabs are ideal for the long, hard days operators spend in equipment,” Goettel said. “An increase of 25 percent makes a world of difference.” He added that test operators really appreciated the extra room and improved visibility provided by the new design.

The Case Alpha Series cabs also provide a superior climate management system. The sealed cab significantly reduces the amount of noise and dust. A new heating and air conditioning system creates a comfortable environment year-round. Goettel said, “A comfortable environment helps the operator be more productive, which ultimately improves the bottom line.”

The Alpha Series models also feature larger fuel tanks. Thanks to improved fuel efficiency and new 16- to 25.5-gallon (60.6 to 96.5 l) fuel tanks, Case skids steers can easily run for eight to 10 hours without refueling.

Improved stability

The new Power Stance chassis design features a longer wheelbase. This added stability means that operators will be able to lift and haul more material. The new Case skid steers feature a front/rear weight distribution of 30/70. Combined with the longer wheel base, this keeps the center of gravity from moving when the loader arms are raised.

(more)

Page Three / Case Launches Alpha Series Skid Steers

Goettel explained, “Productivity with the Case Alpha Series improves because operators feel stable using their machines.”

Goettel pointed out that electro-hydraulic (EH) switchable controls are available on all Alpha Series models. “This is especially helpful when you have two or more people running the equipment. Operators can easily switch between control patterns based on preference,” he said.

The Case SR130 and SR150 skid steers are well-suited for rental customers, as well as for landscaping applications. They are easy to transport with a trailer. Both models have an extremely low overall height, at 75 inches (190 cm), making it easier to clear overhead obstacles. Plus, they feature a smaller chassis.

Easy maintenance

Easy access to filters and engine fluids makes maintenance on the Case Alpha Series models a breeze, Goettel said. The regular maintenance points are grouped in one area so operators do not need to walk around the machine to find specific service points. Maintenance points, such as the radiator, fuel filter, battery terminals and engine oil fill are easy to find at the rear of the machine.

A removable side panel provides access to the engine oil filter and environmentally friendly drain. Additionally, the oil cooler and radiator tilt out for easy cleaning. “In Case operator clinics, customers say easy access and ease of service translates into more uptime and productivity,” Goettel said.

Attachments add versatility

Case skid steers offer extreme versatility in dozens of applications. More than 70 attachments are available, including augers, rakes, grapples, pallet forks, brooms, dozer blades and hammers, to take on the toughest construction, landscaping and agricultural jobs.

(more)

Page Four / Case Launches Alpha Series Skid Steers

Skid steer operators can see and operate the new Case Alpha Series equipment at more than 700 Case and Case IH dealers across North America. In addition, operators can visit www.caserodeoseries.com to learn about the Case Triple Threat Rodeo, which provides the opportunity for expert operators and their sponsoring companies to win a new Case compact track loader and pickup truck.

For additional skid steer product specifications, customer testimonials, competitive comparisons, finance offers and more, please visit www.casece.com. For a Case skid steer demonstration, see your local Case dealer.

Case Construction Equipment sells and supports a full line of construction equipment around the world, including the No. 1 loader/backhoes, articulated trucks, excavators, telescopic handlers, motor graders, wheel loaders, vibratory compaction rollers, crawler dozers, skid steers, compact track loaders and rough-terrain forklifts. Through Case dealers, customers have access to a true professional partner—with world-class equipment and aftermarket support, industry-leading warranties and flexible financing. More information is available at www.casece.com. Case is a division of CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH can be found online at www.cnh.com.

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For Immediate Release

Contact:
Tom McLaughlin	Jane Cooper
262/636-7498	630/377-2555
thomas.mclaughlin@cnh.com	jcooper@cooperhong.com

CASE INTRODUCES ALPHA SERIES COMPACT TRACK LOADERS

New Models Offer Best-in-class Power, Breakout Force, Hinge-pin Height

LAS VEGAS, Nevada – (March 2, 2011) – Case Construction Equipment has launched the new Alpha Series line of compact track loaders, introducing three new models that deliver best-in-class horsepower and breakout force.

The new Case compact track loaders deliver 74 hp (55 kW) in the TR270 and 90 hp (67 kW) in both the TR320 and TV380. Rated operating capacities range from 2,700 lb (1226 kg) to 4,200 lb (1905 kg) with a counterweight. The Alpha Series models also offer exceptional hinge-pin height, which positions the bucket higher to load trucks faster and easier.

“With the new Alpha Series compact track loaders, Case continues its reputation for power and productivity,” said Curtis Goettel, Case marketing manager. “Our new compact track loaders deliver exceptional bucket breakout force—up to 8,585 pounds. All three models provide superior horsepower, giving you the muscle to get the job done faster.”

Durable dozer-style undercarriage

As in the earlier 400 Series 3 models, the new Case compact track loaders feature a dozer-style undercarriage, engineered to hold fast on steep slopes and take command of muddy or sandy terrain.

(more)

Page Two / Case Introduces Alpha Series Compact Track Loaders

The undercarriage has a rigid track frame with fewer moving parts, so it is more durable and easier to maintain than suspension track systems.

The Alpha Series includes two radial-lift models, the TR270 and TR320, and an all-new vertical-lift model, the TV380. The TV380 is a new class size to meet customer demand for a tracked version of the popular Case 465 skid steer. The radial lift machines (designated with an R in the model name), are engineered for digging, prying and pushing, while the vertical lift models (designated with a V), excel on lift-and-carry applications.

Comfortable cabs, larger fuel tanks

The new Case Alpha Series compact track loaders provide improved visibility, operator comfort, climate management and operator controls. To begin, the cabs are up to 25 percent larger — among the widest in the industry. They feature a revolutionary ultra-narrow wire side-screen design that improves operator visibility. Plus, the glass surface was increased to provide 360-degree visibility.

“Not only are the new Case compact track loader cabs 25 percent larger,” Goettel said, “but they also feature dozens of upgrades, including optional heated air-suspension seats, air conditioning, a removable door and side windows. These cabs are designed to keep operators comfortable throughout a long, hard workday.”

The Alpha Series cabs feature a new, improved climate management system. The sealed cab significantly reduces the amount of noise and dust. A new heating and air conditioning system creates a comfortable environment year-round.

“The extra-comfortable Case cab environment helps operators be more productive, which ultimately improves the bottom line,” Goettel noted.

(more)

Page Three / Case Introduces Alpha Series Compact Track Loaders

Case compact track loaders now offer standard two-speed travel and electro-hydraulic (EH) switchable controls. “This is helpful when you have two or more people running an Alpha Series machine. Operators can easily switch to the control pattern they prefer,” Goettel said.

The Alpha Series models also feature larger fuel tanks. Coupled with improved fuel efficiency, the new 16- to 25.5-gallon (60.6 to 96.5 l) fuel tanks make it possible for Case compact track loaders to run for eight to 10 hours without refueling.

Easy maintenance

“Case is well known for easy-to-maintain and service equipment,” Goettel said. “The new Alpha Series compact track loaders are no exception.”

Easy access to filters and engine fluids simplifies maintenance on the Case Alpha Series models. The regular maintenance points are grouped in one area so operators do not need to walk around the machine to find specific service points. Maintenance points, such as the radiator, fuel filter, battery terminals and engine oil fill are easy to find at the rear of the machine.

A removable side panel provides access to the engine oil filter and environmentally friendly drain. Additionally, the oil cooler and radiator tilt out for easy cleaning.

Choice of attachments adds versatility

Alpha Series compact track loaders offer extreme versatility in dozens of applications. More than 70 attachments are available, including augers, rakes, grapples, pallet forks, brooms, dozer blades and hammers, to take on the toughest construction, landscaping and agricultural jobs.

(more)

Page Four / Case Introduces Alpha Series Compact Track Loaders

Compact track loader operators can see and operate the new Case Alpha Series equipment at more than 700 Case dealers in North America. For additional compact track loader product specifications, customer testimonials, competitive comparisons, finance offers and more, please visit www.casece.com.

Case Construction Equipment sells and supports a full line of construction equipment around the world, including the No. 1 loader/backhoes, articulated trucks, excavators, telescopic handlers, motor graders, wheel loaders, vibratory compaction rollers, crawler dozers, skid steers, compact track loaders and rough-terrain forklifts. Through Case dealers, customers have access to a true professional partner—with world-class equipment and aftermarket support, industry-leading warranties and flexible financing. More information is available at www.casece.com. Case is a division of CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH). CNH is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH can be found online at www.cnh.com.

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